March 15, 2006

Response Biomedical Corp.
100-8900 Glenlyon Parkway
Burnaby, BC V5J 5J8
Canada

Dear Bill:

          This letter confirms your agreement to retain Delafield Hambrecht, Inc. (the “Placement Agent” or “DHI”) as your exclusive agent outside of Canada to introduce Response Biomedical (the “Company”) to certain non-Canadian investors as prospective purchasers of the Company’s Equity or Equity Related Securities (“Securities”) in connection with a possible private placement (the “Transaction”), for a period commencing on the date of this letter and terminating December 12, 2006, unless otherwise terminated or unless extended by the parties. DHI and the Company will list on Exhibit C investors that DHI will contact on behalf of the Company (the “Investors”). This letters replaces the letter signed by the Company and the Placement Agent on November 18, 2005 and December 12, 2005.

          As Placement Agent under this agreement, Placement Agent will use its reasonable best efforts to complete the Transaction as soon as practicable. The terms of the Transaction shall be subject to mutual agreement of the Company and each Investor in the Transaction. The Placement Agent will contact potential Investors, assist in the negotiation and the structuring of the Transaction, assist in the preparation of a Private Placement Memorandum or other appropriate materials and provide related services to facilitate the successful completion of the Transaction. The Placement Agent will conduct all sales and solicitation efforts in a manner consistent with the Company’s intent that the Transaction be an exempt transaction pursuant to the Securities Act of 1933, as amended (the "Act"), and available exemptions under all applicable state securities laws and only to “Accredited Investors” as defined in Rule 501(a) under the Act.

          The Company shall in any event have sole and final authority to approve the timing, price, investors and other terms of the Transaction and may at any time elect not to proceed with the Transaction.

          The Transaction will be a private placement in accordance with the applicable laws of the United States and pursuant to the following procedures and terms and conditions:

1) (a) Prior to the signing of any purchase agreements with Investors, officers of the Company with responsibility for financial affairs have been and will continue to be available to answer inquiries from prospective Investors approved by the Company. After the purchase agreements and the information referred to therein have been reviewed by Investors, and they have had the opportunity to address inquiries to the

Company, separate purchase agreements will be completed with each prospective Investor approved by the Company. The conditions to the closing of the Transaction (the "Closing") shall be set forth in the purchase agreements and mutually agreed between the Company and the Investors.

          (b) Presently the Company plans to sell CDN$10 million or such greater or lesser amount as the Company shall determine to be appropriate of Securities in the United States and Canada, but the number of shares the Company shall ultimately agree to sell pursuant to each of the various purchase agreements and the terms on which the Securities will be sold is entirely within its discretion.

          (c) The Company will perform the agreements set forth in the purchase agreements entered into with the Investors.

          (d) The Company will if requested by the Placement Agent, use its reasonable efforts to cause the Company’s intellectual property counsel to address and deliver to the Company and the Placement Agent a letter, dated as of the date of the Closing which letter shall address such matters as the Placement Agent shall reasonably request.

(2) The terms of Securities to be issued and sold by the Company in the Transaction will be specified in writing by the Placement Agent on behalf of the Company (by facsimile, letter or otherwise) to the prospective purchasers prior to the execution of the purchase agreements, subject to the Company’s approval.

(3) The Placement Agent’s aggregate fee for introducing the Investors, preparing the Placement Memorandum (subject to the Company’s review and approval) and all other services provided by the Placement Agent in connection therewith, shall be comprised of:

(a)

a cash fee equal to 7% of the gross proceeds from the sale of the Securities pursuant to the purchase agreements for up to CDN$10 million, but no less than CDN$7 million and 5% of any gross proceeds in excess of CDN$10 million, plus

(b)

a two (2) year non-cancelable warrant to purchase Common Stock of the Company (the "Placement Warrant"), to be issued by the Company to the Placement Agent as of the Closing Date, and immediately exercisable, subject to the same terms and restrictions as other warrants issued to investors in the Transaction. The Placement Warrant will provide to the Placement Agent the right to invest in the Company an amount equal to 7.0% of the gross proceeds raised in the Transaction up to CDN$7 million of gross proceeds.

          The aggregate fees shall be paid at Closing, provided however, that no fees will be due on any Securities subscribed for in either the concurrent non-brokered private placement announced December 14, 2005 of up to CDN$2 million or the concurrent brokered round of CDN$3 million being led in Canada by Haywood Securities.

          In addition, the Company shall reimburse, regardless of the consummation of the sale contemplated hereby, the Placement Agent for all of the reasonable travel, legal and other out-of-pocket expenses incurred in connection with the engagement hereunder. If the Transaction contemplated in this agreement is consummated, then such expenses shall be reimbursed at closing. Upon request, the Placement Agent agrees to provide the Company with a reasonably detailed description of such expenses. Expenses that exceed a cumulative total of $50,000 must be pre-approved by the Company.

          If within twelve months after the termination of this agreement, Securities are purchased by Investors listed on Exhibit C and are not listed on Exhibit D, then the Company shall pay the Placement Agent, at the time of each such sale an amount equal to the full fee set forth above.

(4) The Company hereby represents and warrants to the Placement Agent that it has not had and will not have any discussions with any person on the basis of which such person would be able to assert a claim for a finder’s fee in connection with the sale by the Company of the Securities covered by this letter to prospects outside of Canada.

(5) The Company hereby represents and warrants to the Placement Agent that during the term of this engagement the Company will not (i) except as contemplated in this agreement, offer any securities for sale to, or solicit any offers to buy from, any person or persons, whether directly or indirectly, other than through the Placement Agent or (ii) engage in any discussions with any person other than representatives of the Placement Agent for the purpose of engaging, or considering the engagement of, such person as a finder or broker in connection with the sale by the Company of the Securities covered by this letter to prospects outside of Canada.

(6) The Company will cause each of its officers and directors not to dispose of any equity securities of the Company for a period of four months from the closing date of the Transaction without the prior written consent of the Placement Agent, and will use its best efforts to cause such of its stockholders as may be designated by the Placement Agent to become subject to a lock-up arrangement reasonably acceptable to the Placement Agent that will prohibit the disposition of any equity securities of the Company for a period of four months from the closing of the Transaction without the prior written consent of the Placement Agent. The lock-up arrangement shall provide an exemption to officers with options expiring during the four-month period following the closing of the Transaction from selling such options or their underlying shares. A copy of the lock-up arrangement executed by all of the Company’s officers and directors, who will remain officers and directors following the Transaction, shall be provided to the Placement Agent at closing.

(7) The Company hereby agrees to indemnify the Placement Agent in accordance with the Standard Form of Indemnification Agreement set forth as Exhibit B hereto, the terms of which are incorporated herein by reference in their entirety.

(8) The Placement Agent may, to the extent it deems appropriate, render the services hereunder through one or more of its affiliates. Neither this engagement, nor the delivery of any advice in connection with this engagement, is intended to confer rights upon any persons not a party hereto (including security holders, employees or creditors of the Company) as against Placement Agent or our affiliates or their respective directors, officers, agents and employees. It is expressly understood and agreed that Placement Agent is not undertaking to provide any advice relating to legal, regulatory, accounting or tax matters. In furtherance thereof, the Company acknowledges and agrees that (a) it and its affiliates have relied and will continue to rely on the advice of its own legal, tax and accounting advisors for all matters relating to the Transaction, and all other matters and (b) neither it, nor any of its affiliates, has received, or has relied upon, the advice of Placement Agent or any of its affiliates regarding matters of law, taxation or accounting.

(9) From the date of this letter agreement and for a period of one year thereafter, the Company will furnish to the Placement Agent:

          (a) As soon as practicable (but in the case of the annual report of the Company to its stockholders, within 150 days after the end of each fiscal year of the Company), one copy of: (i) its annual report to its stockholders (which annual report shall contain financial statements audited in accordance with generally accepted accounting principles in the United States of America by a firm of certified public accountants of recognized standing), (ii) if not included in substance in its annual report to stockholders, its annual report on Form 20-F, (iii) each of its quarterly reports to its stockholders and, if not included in substance in its quarterly report to stockholders, its quarterly report on Form 6-K, and (iv) if required, a copy of the full Registration Statement (the foregoing, in each case, excluding exhibits); and

          (b) Upon reasonable request, all exhibits excluded by the parenthetical to the last clause of the immediately preceding paragraph and all other information that is generally available to the public; and

          (c) The Company upon reasonable request will meet with the Placement Agent or its representatives to discuss any of the information referred to in subsections (a) and (b) above. .

(10) The Company acknowledges that the Placement Agent has been retained by the Company and that the Company’s engagement of the Placement Agent is as an independent contractor and not in any other capacity including as a fiduciary. Nothing in this letter shall be deemed to create a partnership, joint venture or agency relationship between the parties. The Placement Agent undertakes responsibility to perform such duties and obligations only as expressly set forth herein. The Company acknowledges that Placement Agent disclaims any implied duties (including any fiduciary duty), covenants or obligations arising from the Placement Agent’s performance of the duties and obligations expressly set forth herein. In no event shall the Placement Agent be obligated to purchase any Securities for its own account or for the accounts of its customers.

(11) Either the Company or the Placement Agent may terminate the Placement Agent’s engagement hereunder at any time for any reason upon at least 20 days’ prior written notice to the other party. Additionally, (i) the Company shall remain responsible for the reimbursement of the Placement Agent’s expenses under paragraph 3 of this letter agreement, notwithstanding any expiration or termination hereof, and (ii) the reimbursement, indemnification and contribution obligations of the Company under paragraph 7 of this letter agreement shall continue to be applicable, notwithstanding any expiration or termination of this letter agreement, or any sale of the shares of Common Stock.

(12) The Company understands and agrees that, without the Placement Agent’s prior written consent, the Placement Agent may not be quoted or referred to in any document, release or communication prepared, issued or transmitted by the Company, including any entity controlled by, or under common control with, the Company and any director, officer, employee or agent thereof.

(13) The Company agrees that following the consummation of the sale of the Securities contemplated hereby, the Placement Agent shall have the right to place usual and customary advertisements in financial and other newspapers and journals at its own expense describing its services to the Company.

(14) The benefits of this letter agreement shall inure to respective successors and assigns of the parties hereto and of the indemnified parties, and the obligations and liabilities assumed in this agreement by the parties hereto shall be binding upon their respective successors and assigns.

(15) THIS LETTER AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF WASHINGTON GOVERNING CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. The Company and the Placement Agent hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Washington and of the United States District Courts located in the County of King for any lawsuits, actions or other proceedings arising out of or relating to courts. The Company further agrees that service of any process, summons, notice or document by mail to the Company’s address set forth above shall be effective service of process for any lawsuit, action or other proceeding brought against the Company in any such court. The Company and the Placement Agent hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or relating to this Agreement in the courts of the State of Washington or the United States District Courts located in the County of King, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

(17) This letter agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same agreement.

If the foregoing is in accordance with your understanding of our agreement, please sign in the space provided below and return a signed copy of this letter to us.

Sincerely,

DELAFIELD HAMBRECHT, INC.

By: _______________________________________
J.D. Delafield, President & Chief Executive Officer

Accepted by:

RESPONSE BIOMEDICAL CORP.

By: _______________________________________
Bill Radvak, President & Chief Executive Officer

EXHIBIT B

November 18, 2005

Response Biomedical Corp.
100-8900 Glenlyon Parkway
Burnaby, BC V5J 5J8
Canada

Ladies and Gentlemen:

          In connection with your request that we assist you with the matters you have identified to us, you and we are entering into this indemnification letter agreement. It is understood and agreed that in the event that Delafield Hambrecht, Inc. or any of our officers, directors, employees, agents, affiliates, partners or controlling persons (each of the foregoing, including Delafield Hambrecht, Inc., being an “Indemnified Person”), become involved in any capacity in any action, claim, suit, proceeding or investigation (collectively referred to herein as a “Dispute”) brought or threatened by or against any person, including your stockholders, related to, arising out of or in connection with our engagement or any matter referred to in the engagement, you will promptly reimburse, upon demand, each such Indemnified Person for its legal and other expenses, including without limitation the cost of any investigation, preparation for or response, as and when they are incurred in connection therewith. You will indemnify and hold harmless each Indemnified Person from and against, and you agree that no Indemnified Person shall have any liability, whether direct or indirect, in contract or tort or otherwise, to you, your affiliates, security holders or creditors, for any losses, claims, damages, liabilities or expense (collectively, “Losses”) to which any Indemnified Person may become subject under any applicable federal or state law, or otherwise, related to, arising out of or in connection with our engagement, whether or not any Dispute giving rise to such Losses is initiated or brought by you or on your behalf and whether or not in connection with any Dispute in which you or such Indemnified Persons are a party, except to the extent that any such Losses are found by a court of competent jurisdiction in a judgment which has become final in that it is no longer subject to appeal or review to have resulted primarily from such Indemnified Person’s gross negligence or fraud. If multiple claims are brought against us in an arbitration related to, arising out of or in connection with our engagement, with respect to at least one of which such claims indemnification is permitted under applicable law, you agree that any arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for hereunder, except to the extent the arbitration award expressly states that the award, or any portion thereof, is based solely on a claim as to which indemnification is not available.

          If for any reason the foregoing indemnification is held unenforceable or is insufficient to hold an Indemnified Person harmless, then you shall contribute to the Losses for which such indemnification is held unenforceable or is insufficient in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by you and your security holders on the one hand and the party entitled to contribution on the other hand in the matters contemplated by our engagement as well as the relative fault of yourselves and such party with respect to such Losses and any other relevant equitable considerations. You agree that for the purposes hereof the relative benefits received, or sought to be received, by you and your security holders and ourselves shall be deemed to be in the same proportion as (i) the total value paid or proposed to be paid or received by you or your security holders, as the case may be, pursuant to the transaction (whether or not consummated) for which we have been engaged to perform services bears to (ii) the fees actually received by us in connection with such engagement; provided, however, that, to the extent permitted by applicable law, in no event shall we or any other Indemnified Person be required to contribute an aggregate amount in excess of the aggregate fees actually paid to us for such services. Your reimbursement, indemnity and contribution obligations under this letter shall be in addition to any liability which you may otherwise have, shall not be limited by any rights we or any other Indemnified Person may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of yourselves, ourselves, and any other Indemnified Persons.

          You agree that, without our prior written consent, you will not settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any Dispute in respect of which indemnification or contribution could be sought hereunder (whether or not we or any other Indemnified Persons are an actual or potential party to such claim, action or proceeding or investigation), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of such Dispute. The Company will not permit any such settlement, compromise, consent or termination to include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Person, without such Indemnified Person’s prior written consent. You further agree that the Indemnified Persons are entitled to retain separate counsel of their choice in connection with any of the matters in respect of which indemnification, reimbursement or contribution may be sought under this Agreement. Your obligations hereunder shall be in addition to any rights that any Indemnified Person may have at common law or otherwise. No waiver, amendment or other modification of this agreement shall be effective unless in writing and signed by each party to be bound thereby. This agreement and any claim related directly or indirectly to this agreement shall be governed and construed in accordance with the laws of the State of Washington, without regard to the conflicts of law provisions thereof. No such claim shall be commenced, prosecuted or continued in any forum other than the courts of the State of Washington located in King County and each of the parties hereto submits to the jurisdiction of such courts. We and you (on your own behalf and, to the extent permitted by applicable law, on behalf of your security holders and creditors) waive all right to trial by jury in any action, proceeding or counterclaim, whether based upon contract, tort or otherwise, related to or arising out of or in connection with our engagement. The provisions of this agreement shall apply to the engagement (including related activities prior to the date hereof) and any modification thereof and shall remain in full force and effect indefinitely, regardless of the completion or termination of the engagement. If any provision, covenant or restriction herein is held by a court of competent jurisdiction to be invalid, void, unenforceable or against public policy, then the court so holding shall at our or your request, reform such provision to give the maximum permissible intent to the intentions of the parties as set forth herein, and the court shall enforce such provision as so reformed. If, notwithstanding the foregoing, any provision, covenant or restriction is held by a court of competent jurisdiction to be invalid, void, unenforceable or against public policy, the remainder of the provisions contained herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Very truly yours,

DELAFIELD HAMBRECHT, INC.

By:	/s/ J.D. Delafield
J.D. Delafield
President & Chief Executive Officer

Accepted and agreed to as of the date set forth above:

RESPONSE BIOMEDICAL, CORP.

By:	/s/ Bill Radvak
Bill Radvak
President & Chief Executive Officer